UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: February 1, 2016	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q4 2015 Results

SHENZHEN, PRC – February 1, 2016 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the fourth quarter ended December 31, 2015. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the (loss) income from discontinued operations and is not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” as follows:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2015	Q4 2014	YoY(%)(c)	2015	2014	YoY(%)(c)
Rental income	$673	$829	(19)	$2,978	$2,341	27
Net rental income	$209	$420	(50)	$1,029	$1,268	(19)
% of rental income	31.1%	50.7%		34.6%	54.2%
Operating loss	$(4,696)	$(5,995)	—	$(12,833)	$(12,149)	—
% of rental income	(697.8%)	(723.2%)		(430.9%)	(519.0%)
per share (diluted)	$(0.13)	$(0.14)	—	$(0.32)	$(0.27)	—
Net loss (a) (b)	$(4,999)	$(4,924)	—	$(13,158)	$(25,588)	—
% of rental income	(742.8%)	(594.0%)		(441.8%)	(1,093.0%)
Basic net loss per share	$(0.14)	$(0.11)	—	$(0.32)	$(0.58)	—
Diluted net loss per share	$(0.14)	$(0.11)	—	$(0.32)	$(0.58)	—
Weighted average number of shares (‘000)
Basic	36,700	42,958		40,549	44,410
Diluted	36,700	42,958		40,549	44,410

Notes:

(a)	Net loss for the three months ended December 31, 2015 included (i) loss from discontinued operations of $0.2 million, which mainly resulted from general and administrative expenses of $0.2 million; and (ii) loss from continuing operations of $4.8 million, which mainly represented the general and administrative expenses of $4.9 million, unrealized foreign exchange loss of $1.4 million as a result of the depreciation of RMB against USD in 2015 partly offset by the interest income from time deposits of $1.3 million.
(b)	Net loss for the twelve months ended December 31, 2015 included (i) loss from discontinued operations of $0.6 million, which mainly resulted from the general and administrative expenses of $0.9 million but partly offset by the refund on land use tax of $0.1 million; and (ii) loss from continuing operations of $12.5 million, which mainly represented the general and administrative expenses of $13.9 million, foreign exchange loss of $8.7 million as a result of the depreciation of RMB against USD in 2015 partly offset by the interest income from time deposits of $8.1 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q4 2015 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2015

Key Highlights of Financial Position

	As at December 31, 2015	As at December 31, 2014
Cash, cash equivalents and short term investments	$207.4 million	$298.1 million
Ratio of cash(a) to current liabilities	35.06	5.87
Current ratio	39.30	6.51
Ratio of total assets to total liabilities	45.90	7.24
Return on equity	(4.5%)	(7.5%)
Ratio of total liabilities to total equity	0.02	0.16

Notes:

(a)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $207.4 million and $298.1 million as at December 31, 2015 and December 31, 2014, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the fourth quarter of 2015 and the same quarter of 2014 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was derived from properties and lands located in Shenzhen. Operating loss for the fourth quarter of 2015 was $4.7 million, a decrease of $1.3 million, compared to operating loss of $6.0 million in the fourth quarter of 2014. Operating loss for the twelve months ended December 31, 2015 was $12.8 million, an increase of $0.7 million, compared to operating loss of $12.1 million in the same period of 2014. The rental agreement with an external lessee on the Guangming land ended in the second quarter of 2015 due to the expiry of lease terms. As such, from the third quarter of 2015 onwards, the rental income is reduced.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the fourth quarter of 2015, we recorded the loss of $0.2 million, compared to the income of $0.9 million in the fourth quarter of 2014. For the twelve months ended December 31, 2015, we recorded the loss of $0.6 million, compared to the loss of $20.2 million in the same period of 2014.

After considering the loss from discontinued operations (net of tax), net loss for the fourth quarter of 2015 was $5.0 million, or loss of $0.14 per diluted share, compared to net loss of $4.9 million, or loss of $0.11 per diluted share in the fourth quarter of 2014. Net loss for the fourth quarter of 2015 primarily is comprised of (i) loss of $4.8 million (mainly represented the general and administrative expenses of $4.9 million, unrealized foreign exchange loss of $1.4 million as a result of the depreciation of RMB against USD in 2015 partly offset by the interest income from time deposits of $1.3 million) from continuing operations, compared to loss of $5.8 million (mainly included the compensation for loss of office $3.0 million and foreign exchange loss of $2.3 million) in the same quarter of 2014, and (ii) loss of $0.2 million from discontinued operations, compared to the income of $0.9 million (mainly included the reversal on bad debt provision of $1.2 million, offset by loss on disposal of fixed assets of $0.3 million) in the same quarter of 2014.

Net loss for the twelve months ended December 31, 2015 was $13.2 million, or loss of $0.32 per diluted share, compared to net loss of $25.6 million, or loss of $0.58 per diluted share in the same period of 2014. Net loss for the twelve months ended December 31, 2015 was primarily comprised of (i) the loss of $12.5 million (mainly including foreign exchange loss of $8.7 million resulting from the depreciation of RMB against USD) from continuing operations (net of tax), compared to loss of $5.4 million (mainly representing the general and administrative expenses of $13.4 million partly offset by the interest income from time deposits of $9.2 million) in the same period of 2014, and (ii) and the loss of $0.6 million from discontinued operations, compared to the loss of $20.2 million (mainly including impairment charge of $19.0 million on assets held for sale) in the same period of last year.

After cessation of our original business (all LCM manufacturing), our new business of land development is now in the preparation stage where it takes time to apply for the relevant licences from the PRC government. During this preparation stage of the land development process, our only sources of income are from limited deposit interest and rental income. Therefore, we are expected to incur loss in this stage. Regarding the foreign exchange loss in this quarter, it was mainly due to the depreciation of Renminbi against the US dollar which is beyond the control of the Company. Nevertheless, as our future construction related payments will be settled in Renminbi, the exchange loss arising from fluctuation in Renminbi against the US dollar is mainly for US GAAP reporting purposes and not actual cash loss to be incurred.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q4 2015 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

For our land parcels development in Shenzhen, we plan to develop them under the theme of “Smart Complex” where innovative intelligent equipment and facilities along with up-to-date technologies will be deployed for the buildings within the complexes. With these intelligent facilities, and environmentally friendly and advanced technologies in our buildings, we believe we will be able to attract the top-tier international companies to our complexes. As part of this “Smart Complex” theme, we have redesigned our corporate logo and have selected the names of “Namtai Inno Park” and “Namtai Inno City” for our Guangming and Gushu projects, respectively. We are currently seeking a world renowned external global I.T. conglomerate as our advisor to help in designing, developing and incorporating the innovative infrastructure equipment, facilities and applications under the “Smart Complex” theme.

For the Phase 1 of our Guangming project / Namtai Inno Park, we have obtained the Permit for Construction Site Planning, where we are now allowed to start planning for the work at the site. The appointed professional architectural design firm is working on the design of the mixed-use development for the next stage of this project. To assist us in better managing, monitoring and controlling all the external professional agents and firms throughout all the stages of the Guangming project development, we have appointed, WSP Parsons Brinckerhoff, an international reputable professional firm as our Project Management Company (“PMC”). For quantity surveyor (“QS”), we have appointed Currie & Brown, an international reputable professional firm, to provide the quantity surveying / cost management service for the Guangming project. We are now revising and updating the master layout plan, which is expected to be finalized in the second quarter of 2016. Based on the current plan and subject to the final approval of the relevant authorities in China, Phase 1 of Guangming project will consist of a mixed development of office buildings, retail area, and apartment complexes. Phase 2 of the Guangming project will commence upon the completion of Phase 1.

Based on the current timetable, the construction of the Gushu project, or Namtai Inno City, is expected to commence no earlier than 2017. Other recent developments and relevant news relating to the Gushu area include: 1) a new underground subway line has been earmarked for construction under our land; 2) a bus terminal has been designated to be built within our Gushu land; and 3) our Gushu land is only 4km away from the expanded planning zone of Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone.

Based on the recent data announced by the China’s National Bureau of Statistics on January 18, 2016, on a year-on-year basis, sales prices of residential real estate in the 70 cities rose at an average of 7.7 percent in December 2015 from a year earlier. Among first-tier cities, Shenzhen saw the biggest gain with a 47.5 percent surge over a year earlier and this is also the sharpest increase in December 2015 among the country’s major cities. With this latest trend in the property market in China and especially that in Shenzhen, specifically for the PRC Government Policy to encourage, promote and facilitate the “Urbanization” program, we are both optimistic and with full confidence that these trends will bring positive impact to our land values in Shenzhen and the overall outlook of the market conditions.

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Guangming / Namtai Inno Park		Gushu / Namtai Inno City
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.63		6.00
Gross floor area (“GFA”) sq meters	265,000	87,599	134,180	134,180
Underground floor area sq meters	94,000	45,000	40,000	40,000
GFA subtotal (by land area) sq meters	491,599		348,360

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above, and are subject to the final approval of the relevant authorities in China.

At this juncture, we continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. There has been no progress on this matter in this quarter. Before a joint venture partner is secured, we will work with other external professional firms in all material property development matters. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. Based on the current timetable and progress, we do not foresee any immediate difficulties in the permit application process. We will continue to make timely announcements to keep shareholders informed about material developments.

As for our Wuxi plant, the factory building continues to be listed for sale and we expect it to be sold by 2017.

The headcount of our Group is about 80 as at December 31, 2015 and we believe that our overhead expenses are under control. We currently derive a majority of our income from rental and interest income. Throughout 2015, the People’s Bank of China (“PBOC”) has cut the benchmark interest rates in China. This has resulted in the reductions in the Renminbi denominated official time deposit interest rates in China and Hong Kong. Such reductions in the official time deposit interest rates have adversely impacted our interest income in 2015 when compared to 2014. Due to the current economic conditions in China, we expect the PBOC to keep Renminbi denominated official time deposit interest rates in China at a low level in 2016. With this lower interest rate and rental income, we expect to incur operating losses in the first quarter of 2016 and beyond.

In addition, Renminbi continued to devalue against the US dollar since the third quarter of 2015. As the majority of our assets are denominated in the Renminbi, the translation of Reminbi denominated assets to US dollars for Group reporting purposes has resulted in an unrealized foreign exchange loss in this quarter. As such, we expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against US dollars. However, as a majority of our payments are in Renminbi, we do not expect the movement of Renminbi against the US dollar to adversely impact our business.

As of December 31, 2015, total cash was $207.4 million. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects. All our land development related applications are subject to government policies and regulations in the real estate market. However, this is our first venture into the land development projects after the cessation of the LCM business, and we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property project, and with only sources of income from deposit and rental income, we will continue to record operating losses. For more information on risks in our business, please refer to the Risk Factors section of the 2014 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2015 AND 2016

As announced on December 23, 2015, the Company set the payment schedule of quarterly dividends for 2016. The dividend for Q1 2016 was paid on January 15, 2016.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2016.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2016	December 31, 2015	January 15, 2016	$0.02	PAID
Q2 2016	March 31, 2016	before April 30, 2016	$0.02
Q3 2016	June 30, 2016	before July 31, 2016	$0.02
Q4 2016	September 30, 2016	before October 31, 2016	$0.02

Total for Full Year 2016			$0.08

The Company’s decision to continue making the dividend payments in 2016 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2016 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2016

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2015 to release the quarterly financial results for 2016. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2016	April 25, 2016 (Monday)
Q2 2016	August 1, 2016 (Monday)
Q3 2016	October 31, 2016 (Monday)
Q4 2016	January 23, 2017 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service (EMS) company. In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of US Dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014

Rental income (1)	$673	$829	$2,978	$2,341
Rental expense	464	409	1,949	1,073

Net rental income	209	420	1,029	1,268

Costs and expenses
General and administrative expenses	4,905	6,415	13,862	13,417

	4,905	6,415	13,862	13,417

Operating loss	(4,696)	(5,995)	(12,833)	(12,149)

Other expenses, net	(1,361)	(2,206)	(7,389)	(2,379)
Interest income	1,280	2,429	8,054	9,173
Interest expenses	—	(61)	(360)	(61)

Loss before income tax	(4,777)	(5,833)	(12,528)	(5,416)

Loss from continuing operations	(4,777)	(5,833)	(12,528)	(5,416)
(Loss) income from discontinued operations, net of tax	(222)	909	(630)	(20,172)

Consolidated loss	(4,999)	(4,924)	(13,158)	(25,588)
Other comprehensive income	—	—	—	—

Consolidated comprehensive loss (2) (3)	$(4,999)	$(4,924)	$(13,158)	$(25,588)

Basic net (loss) earnings per share:
Basic loss per share from continuing operations	$(0.13)	$(0.13)	$(0.31)	$(0.12)
Basic (loss) earnings per share from discontinued operations	$(0.01)	$0.02	$(0.01)	$(0.46)

Basic net loss per share	$(0.14)	$(0.11)	$(0.32)	$(0.58)

Diluted net (loss) earnings per share:
Diluted loss per share from continuing operations	$(0.13)	$(0.13)	$(0.31)	$(0.12)
Diluted (loss) earnings per share from discontinued operations	$(0.01)	$0.02	$(0.01)	$(0.46)

Diluted net loss per share	$(0.14)	$(0.11)	$(0.32)	$(0.58)

Weighted average number of shares (‘000)
Basic	36,700	42,958	40,549	44,410
Diluted	36,700	42,958	40,549	44,410

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three years since May 2014.
(2)	On the Notice of Arbitration against the Insurers (as previously disclosed in the 2014 Form-20F), we have received the Partial Final Award on October 20, 2015. Per advice from our external legal counsel, it is highly likely that we will be ordered to pay the Insurers costs. Based on the management best estimate, a total cost of $1.0 million has been accrued in the 2015 financial statements.
(3)	Consolidated comprehensive income for the three months ended December 31, 2015 included (i) loss from discontinued operations of $0.2 million, which mainly resulted from general and administrative expenses of $0.2 million and (ii) loss from continuing operations of $4.8 million, which mainly represented the general and administrative expenses of $4.9 million, foreign exchange loss of $1.4 million as a result of the depreciation of RMB against USD in 2015 partly offset by the interest income from time deposits of $1.3 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2015 AND DECEMBER 31, 2014

(In Thousands of US Dollars)

	December 31,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents(1)	$157,371	$212,760
Short term investments(1)	49,983	85,295
Prepaid expenses and other receivables	3,366	5,100
Finance lease receivable – current	1,403	4,294
Assets held for sale	20,254	22,881
Current assets from discontinued operations	106	630

Total current assets	232,483	330,960

Property, plant and equipment, net	26,830	25,945
Finance lease receivable – non current	—	1,048
Land use rights	11,562	9,645
Other assets	605	155

Total assets	$271,480	$367,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing	$—	$40,000
Accrued expenses and other payables	2,819	7,219
Dividend payable	2,936	3,409
Current liabilities from discontinued operations	160	173

Total current liabilities	5,915	50,801

EQUITY
Shareholders’ equity:
Common shares(2)	367	426
Additional paid-in capital	243,280	274,276
Retained earnings	26,343	42,258
Accumulated other comprehensive loss	(4,425)	(8)

Total shareholders’ equity	265,565	316,952

Total liabilities and shareholders’ equity	$271,480	$367,753

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $50.0 million and $85.3 million as at December 31, 2015 and December 31, 2014, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Common shares as at December 31, 2015 are stated after the cancellation of 3,000,000 shares and 3,518,750 shares repurchased on May 29, 2015 and September 11, 2015, respectively, and the issuance of 600,000 shares for stock option exercised in the third quarter of 2015.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES

Consolidated comprehensive loss	$(4,999)	$(4,924)	$(13,158)	$(25,588)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,017	795	4,173	4,596
Reversal of bad debts	—	(1,218)	—	(2,152)
(Gain) loss on disposal of property, plant and equipment and land use right	(1)	305	(33)	1,506
Gain on disposal of idle property, plant and equipment	—	(1)	(106)	(447)
Impairment charge on fixed assets and land use rights	—	—	—	19,136
Share-based compensation expenses	1,307	40	1,685	309
Unrealized foreign exchange loss	1,007	2,034	1,470	5,778
Changes in current assets and liabilities:
Decrease in accounts receivable	—	1,218	—	73,031
Decrease in inventories	—	—	—	30,493
Decrease in prepaid expenses and other receivables	110	2,425	1,723	3,072
Decrease in accounts payable	—	—	—	(95,303)
Increase (decrease) in accrued expenses and other payables	1,238	3,102	(4,536)	(21,781)
Decrease in income tax payable	—	—	—	(3,010)

Total adjustments	4,678	8,700	4,376	15,228

Net cash (used in) provided by operating activities	$(321)	$3,776	$(8,782)	$(10,360)

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment	$(760)	$(502)	$(2,349)	$(1,663)
Decrease (increase) in deposits for purchase of property, plant and equipment	70	(14)	(469)	(48)
Proceeds from disposal of property, plant and equipment and land use right	—	1,270	1,716	22,672
Proceeds from disposal of idle property, plant and equipment	—	1	106	447
Cash received from finance lease receivable	991	926	3,840	3,566
(Increase) decrease in short term investments	(25,789)	105,114	35,167	116,270

Net cash (used in) provided by investing activities	$(25,488)	$106,795	$38,011	$141,244

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(734)	$(875)	$(3,231)	$(3,581)
Proceeds from options exercise	—	—	3,996	89
Share repurchase program	(156)	(5,784)	(36,704)	(17,561)
Proceeds from short term bank borrowing	—	—	92,432	40,000
Repayment of short term bank borrowing	—	—	(132,432)	—

Net cash (used in) provided by financing activities	$(890)	$(6,659)	$(75,939)	$18,947

Net (decrease) increase in cash and cash equivalents	$(26,699)	$103,912	$(46,710)	$149,831
Cash and cash equivalents at beginning of period	187,992	110,882	212,760	68,707
Effect of exchange rate changes on cash and cash equivalents and short term investments	(3,922)	(2,034)	(8,679)	(5,778)

Cash and cash equivalents at end of period	$157,371	$212,760	$157,371	$212,760

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $4,999 and $4,924 for the three months ended December 31, 2015 and 2014, respectively.

2.	A summary of the rental income, Other expenses, net, net (loss) income from continuing operations and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
RENTAL INCOME WITHIN:
-PRC, excluding Hong Kong	$673	$829	$2,978	$2,341

OTHER EXPENSES, NET:
- Loss on exchange difference	$(1,401)	$(2,338)	$(8,678)	$(3,690)
- Interest income from finance lease receivable	40	132	303	656
- Gain on disposal of idle property, plant and equipment	—	—	106	447
- Others	—	—	880	208

Total other expenses, net	$(1,361)	$(2,206)	$(7,389)	$(2,379)

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(460)	$(940)	$53	$812
- Hong Kong	(4,317)	(4,893)	(12,581)	(6,228)

Total net loss from continuing operations	$(4,777)	$(5,833)	$(12,528)	$(5,416)

	December 31, 2015	December 31, 2014
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$34,935	$31,897
- Hong Kong	3,457	3,693

Total long-lived assets	$38,392	$35,590